

Sit Investment Associates

Key Points

- U.S. Economic Slowdown Still Unfolding, But Soft-Landing Odds Higher

- China and Europe Remain Major Pressure Points for Global Economy

- Global Central Banks Shifting Toward Coordinated Monetary Loosening

- Healthy Yields Offer Attractive U.S. Taxable Bond Return Potential in 2024

- Municipal Bond Yields Will Broadly Track U.S. Treasury Yield Curve Trend

- Stock Market Participation Will Broaden to Include Quality Small Caps

---

In Focus: All Signs Point to an Improved Backdrop for Small-Cap Stocks

① Lost Decade for Small Cap Relative Returns

Russell 2000 Index vs. Russell 1000 Index
Annualized Return

*M7 = Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, & Tesla



☐ Russell 1000 ☐ Russell 1000 (ex. M7*) ■ Russell 2000

② Relative P/E Hovering Near Historical Low

U.S. Small-Cap Stocks Forward P/E Relative to Large-Cap*

* Capitalization-weighted



Recession - - - All Stocks —— Ex. Negative EPS

③ Rate Backdrop Becoming More Supportive

Fed Funds Futures Curve
Implied Fed Funds Rate



- - - 12/31/2022
- - - 3/8/2023 (Peak '23 Level)
—— 5/4/2023 (YTD '23 Low)
—— 10/20/23 ('23 Peak in 10Y Yield)
—— 12/30/2023

④ Lower Rates Historically Boost Small Caps

Small Cap Relative Performance vs. Large Cap
Around First Federal Reserve Interest Rate Cut



■ Small vs. Large (Avg. Return) ◆ Hit Rate, R

# of Months Before/After First Rate Cut

Sources: FactSet, Empirical Research, CME Group, BofA Research, 12/31/23

Outlook Improving for Quality Small Caps

The Russell 2000 Index significantly outperformed the Russell 1000 Index in the closing month of 2023 on the heels of the Fed's dovish pivot, returning +12.2 percent versus +4.9 percent for the Russell 1000. Market gains have vacillated between large- and small-capitalization stocks over the past decade, with stretches of small-cap relative outperformance lasting for about 11 months on average. Boosted by robust gains in a handful of mega-cap tech stocks, the Russell 1000 has yielded a ten-year annualized return of +11.8 percent against the Russell 2000's +7.2 percent.

However, small caps' relative underperformance over the last decade contrasts sharply with the preceding 15 years. As a result, investors are trying to decipher if the latest gains are just another small-cap catch-up rally or the beginning of a sustained style rotation. We expect market participation to broaden to include small caps, in general, but with more upside potential from higher quality issues within the category.

On par with the "risk-on" rallies last July and January, short covering accounted for a significant portion of the equity strength in November and December. Goldman Sachs' High Short Interest basket rose +34.6 percent in 2023's final two months. Its Unprofitable Russell 2000 basket climbed +33.6 percent, and its High Beta Momentum basket grew +30.7 percent. We do not think the recent outperformance in high beta/low-quality stocks is sustainable against the expected setting. These types of stocks tend to do better exiting a recession and when enormous monetary (and fiscal) easing lifts all boats.

Conversely, with the relative price-to-earnings multiple for profitable small-cap stocks close to record lows, the



Small-Cap Stocks Have Lagged for a Decade
Russell 2000 Index Relative to Russell 1000 Index
12/31/13 = 100

Source: FactSet, 12/31/23

risk-reward for quality growth firms is attractive. Importantly, as recession predictions proliferated over the last 12 to 18 months, sell-side analysts have slashed earnings expectations to more realistic levels. Of note, small-cap firms tend to be more domestically oriented, leaving them less vulnerable to economically troubled spots, including Europe and China. Within small caps, we continue to believe a "quality" bias will lead to out-performance, as the factor has typically outperformed in the late stages of a business cycle.

In terms of M&A-driven upside, global private equity firms are sitting on nearly $2.6 trillion in dry powder, and S&P 500 constituents have $1.8 trillion in cash on their balance sheets. Although larger M&A deals are undergoing more regulatory scrutiny, we expect CEOs of larger firms to target smaller company transactions

Near Term Cyclical Backdrop in Question for Small Caps, but Valuations Highly Supportive



❶ *Neutral Value vs. Growth,*
Overweight Rising Momentum,
High Risk,
Low Quality, and
Small Caps vs. Large Caps

❷ *Overweight Growth vs. Value,*
Rising Momentum,
High Quality,
Low Risk, and
Large Caps vs. Small Caps

Mid Cycle ┊ Late Cycle

Recession ┊ Early Cycle

▲ Positive Economic Growth
▼ Negative Economic Growth

❸ *Overweight Value vs. Growth,*
Rising Momentum
High Quality,
Low Risk, and
Large Caps vs. Small Caps

❹ *Overweight Value vs. Growth,*
Falling Momentum
Low Quality,
High Risk, and
Small Caps vs. Large Caps

Phase 1: Accelerating Growth; Phase 2: Decelerating Growth; Phase 3: Accelerating Contraction; Phase 4: Decelerating Contraction

Source: JP Morgan, Sit Investment Associates, 12/31/23

Sit Investment Associates

to augment growth and gain efficiencies. These factors lead industry pundits to predict that M&A deal volumes will rise in 2024 from historical lows, possibly lifting small-cap valuations and investor sentiment.

Stock selection (versus sector influences) within small-cap investing tends to be the dominant source of alpha relative to benchmarks such as the Russell 2000 Index. The earnings of small companies are intrinsically more volatile vis-à-vis larger peers, and investors must, thus, give added consideration to the quality of management, business models, and financial statements. The small-cap universe has become lower quality in recent years on some measures. For example, more than 30 percent of companies in the Russell 2000 are unprofitable, with many firms also carrying considerable debt loads, often at floating rates. Our experience managing small-cap portfolios over the past three decades has reinforced our view that focusing on quality stocks will reward investors over time.

R2K's Composition Has Shifted to Non-Earners

Russell 2000 Index Composition



Source: BofA Research, 12/31/23

While sluggish economic growth presents a challenge in 2024, identifying small-cap firms that can generate double-digit earnings growth should reward investors. Consistent with our investment strategy across market capitalizations, small-cap portfolios focus primarily on secular growth companies. Software, for example, is a sizable weight in our small-cap portfolios and includes companies focused on cloud computing, digital transformation, and workforce productivity. IT consulting is another high-growth area for firms levered to cybersecurity, business transformation, and AI adoption. Finally, although historically a highly cyclical industry, many engineering and construction firms will continue to benefit from higher infrastructure spending and secular growth in key end markets, including renewable energy, electrical grid modernization, and the re-shoring of U.S. manufacturing.

Since larger companies often pose a competitive threat to smaller players, it is vital to identify businesses with unique technologies or niches that can sustain growth. These features are the most apparent in the healthcare sector. Notably, the recent decline in interest rates has spotlighted the sector's depressed valuations relative to prior cycles, particularly within biotech. We note that global large-cap biopharma companies had over $250 billion on their balance sheets at the end of 2023's third quarter. These firms continue to look to biotech M&A to boost late-stage pipelines and offset pending patent cliffs. Niches within the semiconductor sector are also attractive, including firms within power management, advanced chip packaging, and new memory standards.

Small-cap stocks can also offer unique opportunities for exposure to cyclical recoveries in a particular industry. Property-casualty companies, for example, are in the midst of a "hard" pricing market for premiums, with investment income rising on the heels of higher interest rates. Despite higher interest rates, homebuilders have also prospered as limited supply has kept demand and pricing solid. Finally, trucking and logistics firms have experienced a sharp fall in business following the surge in demand for durable goods during the pandemic. Yet, reduced competitive capacity and customer inventories set the stage for a stronger 2024.

We believe that the long underperformance of small-cap stocks has largely run its course. However, we recognize the prospect of structurally slower GDP growth may prevent the asset class from delivering its historic significant outperformance over larger stocks. While this backdrop may create headwinds for many smaller companies, investors will be greatly rewarded for identifying dynamic businesses that can generate differentiated growth over time.

Small-Cap Stocks Highly Levered to GDP

Earnings Growth "Beta" to Nominal GDP Growth[1]
1976 Through Q1 2023



[1] *Slope coefficient from a regression of year-over-year growth in aggregate earnings onto year-over-year nominal GDP growth. Earnings growth rates are winsorized at +/- 100% to reduce the influence of outliers.*

Source: Empirical Research, 12/31/23



U.S. Economic Slowdown Still Unfolding as Full Effects of Fed Tightening Set In

The U.S. economy enters 2024 on a solid footing. Supply chains have largely normalized, labor markets are becoming less tight, inflation continues to recede, and consumer spending remains resilient. Not only did the economy avert a widely-predicted recession in 2023, but it also grew faster than it did in the previous year – at least in real GDP terms. The Atlanta Fed's GDPNow model projects fourth-quarter 2023 real GDP growth of +2.3 percent, bringing full-year growth to +2.5 percent year over year versus +1.9 percent in 2022. On the other hand, real GDI, GDP's alter ego, implies the economy did not grow at all. The more dire predictions for 2023 failed to materialize due to some fortuitous developments. A continued recovery in immigration helped the labor force grow by 2.8 million (putting it 1.4 million above its historical trend), thus halting a wage-price spiral. The regional banking crisis also did not broaden into a credit crunch. In addition, atypical pro-cyclical fiscal stimulus boosted GDP, and consumers did not skip a beat, tapping excess savings and credit to sustain spending. Still, accounting for the surge in border crossings, (true) per capita spending was relatively soft. Some of 2023's tailwinds will dissipate or turn to headwinds, and real GDP growth will slow. Further upside surprises may lie ahead. Otherwise, the bias is likely to the downside as the full effects of monetary tightening take hold.

The Fed's Policy Pivot Diminishes Recession Likelihood (or Does It?)

The Federal Reserve's December 2023 policy meeting marked a shift in mindset from how long to stay restrictive to when to begin easing. The "dot plot" now signals three 25-basis point fed funds rate cuts in 2024 based on a median PCE inflation forecast of +2.4 percent at year-end. Monetary policymakers seem comforted by the pace of disinflation. Yet, we suspect the May to October surge in longer-dated Treasury yields and the ensuing drop in Beige Book economic activity also factored heavily into their dovish turn (Exhibit 1). The Fed's Financial Conditions Impulse on Growth (FCI-G) index indicates that 2023's tighter financial conditions could be a 75 to 100 basis point drag on real GDP growth this year (Exhibit 2). Even if the Fed stays put on rates, monetary policy will become incrementally more restrictive on a real basis as inflation continues to ebb. Not to mention the added tightening tied to the Fed's ongoing balance sheet reduction. Naturally, investors, previously braced for "higher-for-longer" rates, swung eagerly on the Fed's dovish (or less hawkish) pivot and are currently interpreting three cuts as six, with the first in March. The easier (market-driven) financial conditions that have followed could lift economic growth, but therein lies the rub. Higher demand might also cause inflation pressures to re-emerge, putting the Fed back on the offensive and making a soft landing less likely.

Can the U.S. Economy Have Its Cake and Eat It Too?

Famed neo-Keynesian economist Paul Samuelson quipped back in 1982 that "the stock market has predicted nine of the last five recessions." While investors have historically overestimated



Exhibit 1: Fed Funds Cycles & Beige Book Activity

Cumulative Fed Funds Rate Hikes/Cuts, % Points, LHS
Federal Reserve Beige Book Activity Index, RHS

Source: Federal Reserve, Oxford Economics, NBER, 12/31/23



Exhibit 2: Federal Reserve's FCI-G Index

U.S. Financial Conditions Impulse on Growth Index
Contribution to GDP Growth Over the Next Year

Source: Federal Reserve, NBER, 12/15/23 (FCI-G data through 11/10/23)



the risk of recession, the opposite is true for economists – most never see it until it is on top of us (Exhibit 3). Admittedly, soft and hard landings typically follow similar paths until the lagged effects of monetary tightening hit the labor market (which responds slowly to policy changes). A Chicago Fed study asserts that existing tightening will exert downward pressure of about six percentage points on hours worked over the next two years. Also, while many expect firms to continue hoarding workers, an analysis by Deutsche Bank shows the labor market has become more sensitive to GDP growth, not less (Exhibit 4). Whereas many leading indicators signaled a 2023 recession, the historical lag between the first rate hike (or even the yield curve inversion) put a recession in play through 2025. The bottom line is the economy is not out of the woods following the most aggressive monetary tightening cycle in decades and is especially vulnerable to a shock. As for possible upside surprises, a continued rise in productivity would lift real GDP growth potential while keeping a lid on inflation (Exhibit 5). Plus, higher-end consumers still have excess cash to spend, private credit is filling the gaps left by weakening bank loan growth, inventory destocking is less of a drag, and the outlook for single-family housing is improving.

Euro Area Real GDP Growth Continues to Bounce Along Bottom

The economies across the pond continue to struggle, with the Euro Area teetering on the brink of a technical recession after bouncing along the bottom over the last four quarters (Exhibit 6). Given the slump in economic growth, the European Central Bank (ECB) likely pushed through its final rate hike last September. Yet, contrary to their Fed counterparts, European monetary policymakers have stuck to the "higher-for-longer" script and pushed back against the market's expectations for rate cuts as soon as March. We suspect the ECB is doing a bit of jawboning to

Exhibit 3: Probability U.S GDP Will Contract
Mean Professional Forecaster Response



Source: Federal Reserve Bank of Philadelphia, 11/13/23

Exhibit 4: U.S. Labor Sensitivity to GDP Growth



Source: Deutsche Bank Research, 12/7/23

Exhibit 5: U.S. Nonfarm Output per Hour



Source: Bureau of Labor Statistics, 12/6/23

Exhibit 6: Euro Area PMI vs. Real GDP Growth



Source: S&P Global, Eurostat, 1/4/24



keep financial conditions from loosening too much (counteracting monetary policy) and could feel compelled to cut rates by mid-year as inflation decelerates and economic growth stagnates. Improving real disposable incomes, excess savings, and resilient labor markets should bolster consumer spending, keeping a recession relatively shallow. However, a negative fiscal impulse and the lagged impact of monetary tightening are prominent headwinds, and global trade will likely offer little relief. As a result, we project Euro Area real GDP growth will hover in the -0.5 to +0.5 percent range as the economy continues transitioning from stagflation to stagnation.

Muted Economic Growth Outlook for China in 2024

We anticipate the post-pandemic decelerating trend in China to continue into 2024. Economic growth was uneven in 2023 but is on track to achieve the government's +5.0 percent target. We project real GDP will grow +4.5 to +5.0 percent in 2024, as the economy is still undergoing structural rebalancing (i.e., shifting away from property-driven and debt-driven GDP growth). Consumption, a key growth driver, will moderate as the reopening effects fade, and investment growth will likely remain stable or slightly improve, partially reflecting policy support. Within investment, we expect manufacturing capex to moderate, infrastructure to stay resilient, and housing to trend less negatively due to anticipated urban village rebuilding and social housing projects. The contribution from net exports will likely remain slightly negative amid a global economic slowdown (Exhibit 7). We also expect that monetary policy will stay accommodative and fiscal policy will play a more prominent role. The Central Economic Work Conference for 2004 marks the third consecutive year it has focused on a pro-growth agenda. However, policy implementation is vital. Unless we see more proactive measures or concrete policies to restore confidence in non-SOE sectors, growth could remain bumpy in 2024.

Japan's Real GDP Growth to Slow With Services Recovery in Rearview Mirror

We project Japan's real GDP growth will moderate to +1.0 percent in 2024 from +1.8 percent in 2023, as the services recovery that sustained growth since early 2022 has run its course. An inflation-burdened consumer and embattled manufacturing sector will now take up the baton, suggesting moderating growth. For instance, real GDP contracted at a -2.9 percent annualized rate during 2023's third quarter, led by weaker household consumption. Headline inflation, up +2.8 percent in November, has outpaced the past year's wage gains and sapped purchasing power. Household spending should steady as price pressures abate while a tight labor market supports additional wage gains (Exhibit 8). Recently passed fiscal stimulus measures will also help. While manufacturing output shrank for most of the last 12 months as overseas demand declined, moderating input costs buoyed corporate profits and confidence. Key trade partners nearing the end of monetary tightening cycles point to a more constructive backdrop ahead, though the timing of a manufacturing recovery is uncertain. Given this backdrop, the Bank of Japan will retain a go-slow approach in removing stimulative policy. Also, downward pressure on the yen has eased, lessening a prominent pain point of the Bank's cautious approach to date.

Exhibit 7: China Economic Indicators

	Avg. '17-'21	2022	2023E	2024E
Real GDP, % change	5.9	3.0	5.2	4.9
Consumption[1]	3.1	1.0	4.2	3.3
Investment[1]	2.1	1.5	1.6	1.9
Net trade[1]	0.7	0.5	-0.5	-0.3
Consumer prices, Y/Y%	2.0	2.0	0.3	1.3
Government balance, % of GDP	-3.0	-2.8	-3.8	-3.8
Goods trade balance (US$ bn)	464	685	644	586
Current account balance	181	418	268	148
% of GDP	1.2	2.3	1.5	0.8
International reserves, (US$ bn)	3,178	3,111	3,101	3,041

1. Contribution to growth of GDP

Source: NBS; J.P. Morgan (Forecast), 12/31/23

Exhibit 8: Japan Employment vs. Wage Growth

Tankan Employment Survey* vs. Wage Growth



Source: Bank of Japan, Ministry of Health, Labor & Welfare, 12/31/23

Global Macro: Other Notable Data Points

Significant Divergence in U.S. Real GDP & GDI

U.S. Gross Domestic Product vs. Gross Domestic Income
Real, SAAR, Y/Y Percent



Source: Bureau of Economic Analysis, NBER, 12/21/23

Spending Growth Outpacing Income Growth

U.S. Real Consumer Spending and Disposable Income
Indexed, 12/31/19 = 100



Source: Bureau of Economic Analysis, 12/22/23

Border Crossings Likely Boosting Spending

U.S. Real Personal Consumption Expenditures
Indexed, 12/31/21 = 100



Source: BCA Research, U.S. Customs & Border Protection, 12/31/23

Liquid Assets Back to Inflation-Adjusted Trend

U.S. Household Liquid Assets
Trillions, Not Seasonally-Adjusted



Source: Federal Reserve, 12/31/23

Inflation Will Ebb, But Some Metrics Worrying

NFIB Price Plans* vs. Headline Consumer Price Index



Source: NFIB, Bureau of Labor Statistics, 12/31/23

Bank Credit Growth Will Continue to Slow in '24

U.S. Bank Willingness to Lend vs. Consumer Credit



Source: Federal Reserve, 12/31/23

Global Macro: Other Notable Data Points (Cont'd)

Adv. Economy '23 Growth Surprised to Upside

Consensus Real GDP Growth Forecast
Y/Y%, Median



Source: FactSet, 12/31/23

Global Manufacturing Remains in Contraction

Percent of Global Manufacturing PMIs Below 50



Source: S&P Global, 1/4/24

Global Central Banks Shifting Toward Easing



Source: World Bank, Bank for International Settlements, 12/31/23

But Fiscal Policies Will Be a Drag on Growth

Fiscal Impulse**



Advanced Economies
**Chg. in cyclically-adjusted primary balance as % of potential GDP*

Source: International Monetary Fund, 10/2/23

FDI into China Evaporated in the Past Year

China Foreign Direct Investment, Inflows
Four-Quarter Moving Average, Billions of USD



Source: Oxford Economics, 12/21/23

China Real Estate Remains a Trouble Spot

Investment in Chinese Residential Buildings
Chinese Yuan, Monthly, Y/Y Percent



Source: National Bureau of Statistics, 12/31/23



Fixed Income: Environment and Strategy

Fed Fund Rate Cuts Coming in 2024

The Federal Reserve surprised financial markets in the fourth quarter of 2023 by pivoting from a hawkish hold to a dovish bias. The tone change began at the November 1 meeting, and the December meeting reinforced the shift. The dot plot released at the December meeting showed staff members project a 75-basis point median decline in the fed funds rate in 2024, up from 50 basis points. Both meetings had a pronounced change in messaging. The Fed has all but declared the peak in rates at the current level and is in early discussions of when to start easing. In fear of being too tight for too long, Chair Powell acknowledged that the Fed would likely need to cut rates before inflation reached the 2.0 percent target. The pivot from the high-for-longer messaging drove Treasury yields down, with longer-dated Treasuries down nearly 100 basis points since November. Inflation metrics have declined, and economic (GDP) activity has remained more robust than expected. We believe economic growth will slow as depleted savings and high interest costs make it hard for consumer spending to maintain the current pace. The difference between the target fed funds rate of 5.25 percent to 5.50 percent and core inflation of 2.5 percent gives the Fed ample room to cut rates and still say they are being tough on inflation. However, we don't expect significant rate cuts until the second half of 2024.

Bonds Performed Well in the Fourth Quarter of 2023

Bond markets started strong in 2023 but languished throughout the year until the Powell pivot sparked the best two-month return for the bond market in 40 years. Investor enthusiasm for the dovish shift drove spreads tighter generally across all sectors. Since November 1, corporate and mortgage spreads have tightened by about 30 basis points. During the fourth quarter, the Bloomberg Aggregate Index produced a total return of +6.8 percent, with Treasury bonds (≈42 percent of Aggregate) returning +5.7 percent, corporate bonds +8.5 percent, and MBS +7.5 percent. Among corporate bonds, we have had a heavy allocation to bank bonds, one of the top-performing industries during the quarter. Consistent with our core portfolio management strategy, our portfolios emphasize a strong yield advantage relative to their benchmarks. Our total return strategy began the quarter with an approximate yield advantage of 80 basis points. As we developed a more favorable view of the risk-return traits of non-treasury securities, we raised our allocations to corporate, mortgage-backed, and taxable municipal bonds, pushing the yield advantage to over 100 basis points. Our allocations to spread sectors and security selection benefited portfolio relative returns, resulting in almost 50 basis points of excess return during the quarter.

Taxable Fixed Income Strategy

We expect U.S. taxable bond returns to range between 5 and 10 percent in 2024, driven mainly by interest income. Labor markets and, by extension, most goods and services should revert to a fully normalized state of supply-demand equilibrium by the end of 2024. As a result, we believe inflation will decelerate to around +2.0 percent. Slowing economic growth and lower inflation will cause the Fed to pursue a more neutral monetary policy, providing room for modest bond price appreciation from an uneven but general decline in yields. Interest rate cuts will cause the yield curve to normalize, returning to its typical positive, upward slope from short through long maturities. A more attentive Fed will help to avoid a recession, lessening the natural flight to quality that often pulls down longer-term yields. We believe it will be a good idea to reduce exposure to longer maturities that may not go down in yield or even climb once the Fed begins to cut interest rates in earnest. We anticipate slowing growth will drive credit spreads wider, and we will reduce portfolio credit risk while maintaining duration over the next few months. Our primary objective remains the construction of portfolios designed to yield a significant income advantage, which we anticipate will be the primary driver of long-term out-performance.

Municipal Yields Fall Markedly During the Quarter



High-grade tax-exempt bond yields fell markedly during the fourth quarter and by more than comparable maturity U.S. Treasury yields, ending 2023 slightly lower for the year. Municipal Market Data AAA General Obligation (GO) bond yields declined roughly 90-120 basis points during the quarter compared to a 70-80 basis-point fall in Treasury yields. Yields on short and intermediate-term tax-exempts fell by approximately 115-120 basis points during the quarter, while long-term tax-exempt yields declined about 90 basis points. The yield decrease occurred entirely in the last two months of the quarter, after the Federal Reserve's November meeting. Credit spreads also tightened during the quarter and the year, in some cases rather markedly.

Duration Was the Primary Driver of Performance

Municipal bond performance was strongly positive for the fourth quarter and year (Exhibit 9). Duration was the primary driver of performance during the quarter and the year. Healthcare and housing bonds had the most robust performance during the quarter, as they are the longest duration revenue bond sectors. Similarly, the differences in returns across investment-grade bonds are also primarily explained by differences in duration.

Manageable Supply and Weak Fund Flows

Open-end fund flows remain weak, with around $15 billion in outflows during the quarter and $27 billion for the year, although ETFs enjoyed modest inflows. Nearly $150 billion has left municipal bond funds since the beginning of 2022. In terms of issuance, there was about $380 billion of municipal supply in 2023 versus $391 billion in 2022. While the total was down for the year, the trend of declining issuance seems to have bottomed. Municipal bond supply totaled over $99 billion in the fourth quarter versus $98 billion in the third quarter and $75 billion in the fourth quarter of 2022.

Outlook for Tax-Exempt Fixed Income in 2024

Municipal credit quality remains strong, and we think municipal bond yields will broadly track U.S. Treasury yield curve trends. Our base case is that the Federal Reserve has finished its hiking cycle and will begin to cut rates during 2024. Accordingly, we think the yield curve will normalize in 2024. Our primary concern is how much the market has rallied in anticipation of rate cuts. Inflation has come down markedly from the higher levels experienced during the last few years, but it needs to decline more to reach the Fed's 2.0 percent target. Also, municipal bond supply will likely increase in 2024 after two years of relatively light issuance, although fund flows should stabilize as an offsetting factor. As a result, we expect the municipal bond market will have continued choppiness in 2024, especially if we see a resurgence of inflation or a material spike in supply.

Tax-Exempt Fixed Income Strategy

Given our outlook for a normalized yield curve, most portfolios are positioned with durations longer than their benchmarks. We have also reduced the extent to which most portfolios are barbelled because we sourced intermediate-duration bonds at more attractive yields during 2023. Moreover, portfolios in all strategies continue to benefit from a significant yield advantage over their benchmarks. We think these factors have portfolios appropriately positioned as we enter 2024.

Exhibit 9: Bloomberg Municipal Bond Index Returns (Percent)

	4Q23	2023		4Q23	2023		4Q23	2023		4Q23	2023
Muni Bond Index	7.89	6.40	AAA	8.35	5.80	GO Bond Index	7.79	5.62			
3-Year	3.61	3.46	AA	7.62	5.92	Revenue Bond Index	8.15	6.89	Education	8.27	6.28
5-Year	5.22	4.31	A	7.96	7.34	Electric	7.17	5.98	Water & Sewer	7.66	5.81
7-Year	6.47	4.99	BBB	9.19	8.93	Hospital	9.22	7.53	Resource Recovery	7.76	8.38
10-Year	7.47	5.78				Housing	9.17	6.86	Leasing	8.84	7.82
Long	11.61	9.35				IDR/PCR	6.84	6.78	Special Tax	8.56	7.03
						Tranportation	7.70	7.19	Tobacco Index	5.61	6.59

Source: Bloomberg, 12/31/23

Sit Investment Associates

Fixed Income: Other Notable Data Points

Inflation Progress Prompts Fed's Policy Pivot
U.S. Core PCE Price Index*



Source: Bureau of Economic Analysis, 12/22/23

FOMC's Fed Funds Forecast Follows Inflation ↓
FOMC Median Fed Funds Rate Projections
Year End, Percent



Source: Federal Reserve, 12/13/23

First Cut May Take a Bit Longer Than Usual
Federal Reserve Policy Rate Tightening & Easing Cycles

Hike		Cut		Cycles (Months)		
First	Last	First	Last	Hike	Btw	Cut
May-83	Jul-84	Oct-84	Aug-86	14	3	23
Jan-87	Feb-89	Jul-89	Apr-92	25	4	33
Feb-94	Feb-95	Jul-95	Nov-98	12	5	40
Jun-99	May-00	Jan-01	Jun-03	11	8	30
Jun-04	Jun-06	Sep-07	Dec-08	24	15	15
Dec-15	Dec-18	Jul-19	Mar-20	36	7	8
Mar-22	Jul-23	Jun-24*	?	16	11	?
Average				20	7	25
Median				19	6	26

Source: Federal Reserve, 12/31/23   *Sit Investment estimate

After Shift Up, Curve Ends 2023 Little Changed
U.S. Treasury Yield Curve



Source: FactSet, 12/31/23

Best November & December in 40 Years
Bloomberg Bond Index Annual Returns



Source: Bloomberg, 12/31/23

Fed's Policy Shift Drives Spreads Lower
Bloomberg U.S. Aggregate Option-Adjusted Spreads



Source: FactSet, 12/31/23



"Magnificent Seven" Dominated in '23, but Participation Should Broaden in '24

Investors entered 2023 in full "risk-on" mode, hopeful the Federal Reserve would begin cutting rates by midyear and the economy would achieve a soft landing (or only a mild recession). Yet, stronger-than-expected inflation and jobs data dashed those hopes in February, and investors rotated back to "risk-off" on fears the Fed would continue tightening. Equity investors repeated several iterations of this pattern during the year, but enthusiasm for artificial intelligence (AI) companies remained a prominent theme. The AI craze drove extraordinary gains for a handful of stocks dubbed the "Magnificent Seven" – Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla. As shown in Exhibit 10, the seven stocks generated a cap-weighted price return of +76.8 percent in 2023. The other 493 stocks in the S&P 500 Index (as a group) returned +11.5 percent owing to an end-of-year rally on the Fed's dovish policy shift. As a result, the S&P 500 surged +24.2 percent in 2023, closing ever so shy of the prior high set in January 2022. Strong relative earnings growth explains much of the Magnificent Seven's stock price outperformance in 2023, though P/E multiple expansion also played a role (Exhibits 11 & 12). However, given comparatively tepid earnings expectations and attractive valuations for many other companies, we believe the tide may shift in favor of the "other 493" S&P 500 and smaller-cap stocks.

Bullish Investor Sentiment a Near-Term Headwind; Volatility Poised to Increase

Investors piled into U.S. stocks in the final two months of 2023, with about $96 billion flowing into U.S. equity mutual funds and ETFs in November and December (Exhibit 13). The year-

Exhibit 10: 2023 S&P 500 Index Price Returns
Capitalization-Weighted, Rebased, 12/31/22 = 100



Source: FactSet, 12/31/23

Exhibit 11: S&P 500 Rel. Price & EPS Growth
Magnificent Seven vs. Other 493 S&P 500 Stocks
Indexed Relative Stock Performance & Earnings Growth



Source: FactSet, 12/31/23

Exhibit 12: S&P 500 Price-to-Earnings Multiples
Magnificent Seven vs. Other 493 S&P 500 Stocks
Next Calendar Year



Source: FactSet, 12/31/23

Exhibit 13: U.S. Equity Fund Flows
U.S. Equity Mutual Fund and ETF Flows
$ Billions, Weekly



Source: EPFR, 12/31/23



end equity rally pushed the S&P 500 into overbought territory, at least based on the 14-day and 14-week relative strength indices. As per survey data from the American Association of Individual Investors, retail investor sentiment (often used as a contrarian indicator) also swung from "panic" in early November to "euphoria" by mid-December. As for institutional investors, the NAAIM Exposure Index shows that active portfolio managers progressively increased risk exposure in November and December before paring back in the year's final week (Exhibit 14). Overbought technical conditions and elevated sentiment imply stocks are susceptible to profit-taking or at least a pause in the near term as investors digest recent gains. Moreover, Treasury spreads indicate market volatility, as measured by the CBOE Volatility Index, will rise through mid-2026 (Exhibit 15). The U.S. presidential election will undoubtedly add to already-elevated economic, policy, and geopolitical uncertainty. On average, the S&P 500 Index has historically moved sideways in the first half of a presidential election year but rallied in the second to deliver a +6.9 percent return (Exhibit 16). But the 2024 election promises to be anything but average.

Quality Growth Stocks Should Continue to Outperform in Expected Backdrop

Fund managers reduced portfolio cash balances significantly in recent months. However, a lot of legacy liquidity remains on the sidelines to drive incremental demand for stocks. As per ICI, there is almost $6 trillion in U.S. money market mutual funds – that is trillion with a T! We believe quality stocks should continue outperforming against the expected backdrop of below-trend real GDP growth, increasing market volatility, and tighter liquidity. As captured by the MSCI USA Quality Index, quality growth stocks outperformed the broader MSCI USA Index by over nine percentage points in 2023, or a total return of +36.3 percent versus +27.1 percent. Over the last four decades, the MSCI USA Quality Index has generated an annualized return of

Exhibit 14: Active Manager Exposure Index
Four-Week Moving Average



Source: National Association of Active Investment Mgrs., 1/3/23

Exhibit 15: Volatility Index vs. Treasury Spread



Source: FactSet, 12/31/23

Exhibit 16: Presidential Election Year Returns
S&P 500 Price Returns, Postwar Presidential Election Years



Source: FactSet, 12/31/23

Exhibit 17: Quality Stock Performance
MSCI USA Quality TR Index Relative to MSCI USA TR Index



Source: MSCI Global, NBER, 12/31/23

+13.2 percent versus +11.4 percent for its parent index (Exhibit 17). High-beta, lower-quality stocks tend to do better exiting a recession when enormous monetary (and fiscal) easing lifts all boats. We do not foresee a deep downturn or massive monetary stimulus on the horizon. The absence of a surge in monetary easing amid slower growth and disinflation continues to support a quality bias within equity portfolios. The key characteristics we seek include visible sales growth, expense discipline, solid free cash flow generation, limited financial leverage, and the consistent return of capital to shareholders via dividends or share repurchases.

Global Equity Strategy

Still-high economic uncertainty, elevated policy/geopolitical risks, and "fair" equity valuations support our quality bias within a better environment for stock pickers in 2024. The spectacular performance of the Magnificent Seven (M7) stocks dominated headlines throughout the year, and we suspect those companies will continue to garner a lot of investor attention in the year ahead. Valuations for the M7 stocks moved significantly higher over the past year. Still, much of the outperformance is attributed to robust earnings growth, as the group grew earnings by over 40 percent year over year, on average. In contrast, overall S&P 500 earnings decelerated to low single-digit growth in 2023. Yet, we believe that elevated valuations and more difficult earnings comparisons for the M7 stocks relative to the rest of the market may set the stage for broader equity gains in 2024. We generally maintain positions in the most attractive M7 stocks but also see compelling opportunities in other technology segments, including semiconductors, software/services, and cybersecurity. In addition to technology, early-cycle and rate-sensitive sectors should fare well in the year ahead. Transportation companies, for example, have been struggling with excess customer inventories and cost pressures, but pricing has remained solid, and the freight backdrop is set to rebound in 2024. Sentiment is also broadly improving for financial stocks. Given pent-up demand for initial public offerings, debt issuance, and M&A, we see the most attractive opportunities for a strong rebound in capital markets businesses.

Due to several factors, dividend-paying stocks produced their weakest relative returns in years, especially against the AI-driven rally that pushed the M7 and other non-dividend-paying tech stocks much higher in 2023. Looking ahead, we see an emerging backdrop that has historically led to solid relative performance for high-quality dividend-paying growth stocks. Key elements of our forecast include modest economic growth, lower interest rates (including fed funds rate cuts), and the likelihood of an increase in volatility from the exceptionally low levels at present. In addition to the groups noted above, we see attractive growth and income opportunities in diverse areas, including energy, P&C insurance, drug distributors, and select pharmaceutical companies. The sharp rise in interest rates in 2023 provided stiff competition for dividend-payers from bonds, particularly for slower growth "bond proxies," including utilities, consumer staples, and REITs. While we prefer "growthier" stocks, these low-beta sectors are cheap insurance against market volatility or a severe recession and offer modest earnings growth, well-above-average dividend yields, and attractive valuations.

For international portfolios, we remain positive on equities in China, South Korea, Singapore, India, Australia, Mexico, and Brazil. Chinese equities derated in 2023 owing to disappointing economic growth and rising geopolitical tensions. The MSCI China Index trades at a forward price-to-earnings ratio below 9.5 times, reflecting low investor expectations. Although the risk-reward is attractive, better equity performance will require a better macro environment, which may take some time. Thus, we adopted a barbell strategy. We favor high-quality industries with improving fundamentals like life insurance, Macau gaming, and some internet names. At the same time, we are keeping defensive exposure in consumer staples, healthcare, and utilities.

Global Equities: Other Notable Data Points

Broad-Based Global Stock Market Gains in 2023

Global Equity Indices: Total Returns, 2023
Percent, in U.S. Dollars



Magnificent 7	76.3%
Russell 1000 Growth	42.7%
S&P 500	26.3%
Russell 2000 Growth	18.7%
Russell 2000 Value	14.6%
Russell 1000 Value	11.5%
MSCI India	21.3%
MSCI Japan	20.8%
MSCI Europe	20.7%
MSCI China	-11.0%

Source: FactSet. 12/31/23

S&P 500 Concentrated, But Gains Should Widen

Top Five Constituents as a % of S&P 500 Market Cap



Source: FactSet, 12/31/23

Robust Second Half '23 U.S. Equity Fund Flows

Global Equity Mutual Fund and ETF Flows in 2023
$ Billions, Cumulative



Source: EPFR, 12/31/23

Nearly $6 Trillion Sitting in Money Market Funds

U.S. Money Market Mutual Fund Assets
$ Trillion



Source: Investment Company Institute, 12/31/23

Global PE Firms Have Enormous Dry Powder

Global Private Equity Dry Powder
$ Billion



Year to date through 12/1/2023

Source: S&P Global, 12/13/23

M&A Cycle Bottoming and Poised to Improve

U.S. M&A Transactions Announced
Rolling Twelve Month Sum



Transactions > $50M

Source: MergerMetrics, 12/31/23

Sit Investment Associates

sitinvest.com | sitfunds.com
612-332-3223